Pricing supplement No. 426T-1 To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement T-1 dated July 3, 2007	Registration Statement No. 333-137902 Dated June 20, 2008; Rule 424(b)(2)

Deutsche Bank AG, London Branch

$7,305,000

Deutsche Bank 100% Principal Protected Notes Linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return due December 27, 2012

General

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The notes linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return (the “Index”) due December 27, 2012 are designed for investors who seek a return linked to the appreciation of the Index.

•	The notes do not pay periodic interest. Instead, the notes will pay at maturity the principal amount plus an additional amount determined by the performance of the Index.
•	The notes are 100% principal protected, if held to maturity.
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At maturity, if the Index Return is greater than zero, you will receive a cash payment of $1,000 per $1,000 note principal amount, plus an additional amount equal to the product of $1,000 and the Participation Rate (as defined below) and the Index Return (as defined below). If the Index Return is less than or equal to zero, you will receive a cash payment of $1,000 per $1,000 note principal amount. All payments on the notes will be in U.S. dollars.

•	Investors should be willing to forgo periodic interest payments during the term of the notes.
•	Senior unsecured obligations of Deutsche Bank AG are due on December 27, 2012.
•	Denominations of $1,000.
•	Minimum initial investments of $10,000 and integral multiples of $1,000 in excess thereof.
•	The notes priced on June 20, 2008 and are expected to settle four business days later on June 25, 2008 (the “Settlement Date”).
•	After the Trade Date but prior to the Settlement Date, we may accept additional orders for the notes and increase the aggregate principal amount.

Key Terms

Issuer:	Deutsche Bank AG, London Branch.

Rating:	Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poors has assigned a rating of AA to notes, such as the notes offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A. †

Issue Price:	100%

Index:	The notes are linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return.

Participation Rate:	100%

Payment at Maturity:	If the Index Return is positive, at maturity you will receive, for each $1,000 note principal amount, a cash payment equal to:

$1,000 + ($1,000 x Index Return x Participation Rate) If the Index Return is negative or zero, at maturity you will receive a cash payment of $1,000 for each $1,000 note principal amount.

Index Return:	(Index Ending Level / Index Starting Level) – 1

Index Starting Level:	599.541, the Index closing level on the Trade Date, subject to adjustment in the event of a Market Disruption Event. See “The Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return – Market Disruption Events and Force Majeure Events.”

Index Ending Level:	The Index closing level on the Final Valuation Date, subject to adjustment in the event of a Market Disruption Event. See “The Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return – Market Disruption Events and Force Majeure Events.”

Trade Date:	June 20, 2008.

Final Valuation Date:	December 19, 2012, subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement.

Maturity Date:	December 27, 2012, subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement.

CUSIP:	2515A0 PD 9

ISIN:	US2515A0PD99

†A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-9 in the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.

You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$1,000.00	$20.00	$980.00
Total	$7,305,000.00	$146,100.00	$7,158,900.00
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$7,305,000.00	$287.09

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE NOTES

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You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement T-1 dated July 3, 2007. You should rely only on the information contained in this pricing supplement and in the documents listed below in making your decision to invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement T-1 dated July 3, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507149339/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment at Maturity of the Notes Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical payment amount at maturity for each $1,000 principal amount of notes for a hypothetical range of performance for the Index and assumes an Index Starting Level of 599.54. The following results are based solely on the hypothetical example cited and may have been rounded for ease of analysis. You should consider carefully whether the notes are suitable to your investment goals.

Hypothetical Index Ending Level	Hypothetical Index Return	Payment at Maturity	Percentage Return
1199.08	100%	$2,000.00	100.00%
1139.13	90%	$1,900.00	90.00%
1079.17	80%	$1,800.00	80.00%
1019.22	70%	$1,700.00	70.00%
959.27	60%	$1,600.00	60.00%
899.31	50%	$1,500.00	50.00%
839.36	40%	$1,400.00	40.00%
779.40	30%	$1,300.00	30.00%
719.45	20%	$1,200.00	20.00%
659.50	10%	$1,100.00	10.00%
599.54	0%	$1,000.00	0.00%
539.59	-10%	$1,000.00	0.00%
479.63	-20%	$1,000.00	0.00%
419.68	-30%	$1,000.00	0.00%
359.72	-40%	$1,000.00	0.00%
299.77	-50%	$1,000.00	0.00%
239.82	-60%	$1,000.00	0.00%
179.86	-70%	$1,000.00	0.00%
119.91	-80%	$1,000.00	0.00%
59.95	-90%	$1,000.00	0.00%
0.00	-100%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from an Index Starting Level of 599.54 to an Index Ending Level of 779.40, a hypothetical Index Return of 30.0%. Because the Index Ending Level is greater than the Index Starting Level, the investor receives a payment at maturity of $1,300 per $1,000 principal amount of notes calculated as follows:

Payment at maturity per $1,000 principal amount of notes =

$1,000 + ($1,000 x Index Return x Participation Rate) =

$1,000 + ($1,000 x 30.0% x 100%) = $1,300.

Example 2: The Index Ending Level of 599.54 is the same as the Index Starting Level. Because the Index Ending Level and the Index Starting Level are the same, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of notes.

Example 3: The level of the Index decreases from an Index Starting Level of 599.54 to an Index Ending Level of 359.72, a decline of 40.0%. Because the notes are principal protected at maturity, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of notes.

Selected Purchase Considerations

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PRINCIPAL PROTECTED — The notes are 100% principal protected if held to maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

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UNCAPPED APPRECIATION POTENTIAL — The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE DEUTSCHE BANK LIQUID COMMODITY INDEX – MEAN REVERSION PLUS™ EXCESS RETURN — The return on the notes is linked to the Deutsche Bank Liquid Commodity Index — Mean Reversion Plus™ Excess Return, which is based on the Deutsche Bank Liquid Commodity Index — Mean Reversion™ Excess Return (the “Underlying Index”). The Underlying Index is composed of futures contracts on six commodities — crude oil, heating oil, aluminum, gold, wheat and corn. The Index’s closing level is calculated on an “excess return” basis and is designed to reflect a momentum strategy of investing fully or partially in the Underlying Index according to a formula that measures how the Underlying Index has performed during the previous twelve months. For more information on the Index, see “Information Relating to the Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return.”

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TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS —You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” The notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Any gain recognized upon a sale, exchange or retirement of the notes will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, Mail Stop NYC60-0461, New York, New York 10005, Attention: Daniel Millwood, 212-250-8281. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the Underlying Index Constituents. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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MARKET RISK — The return on the notes at maturity is linked to the value of a commodity-linked index and enables you to participate in the potential increases in the value of the Index during the term of the notes. The return on the notes will depend on whether, and the extent to which, the Index Return is positive. If the Index Return is zero or negative, at maturity you will receive only the principal amount of your investment in the notes.

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THE INDEX MAY NOT FULLY REFLECT ANY APPRECIATION OF THE UNDERLYING INDEX AND THE MOMENTUM STRATEGY MAY NOT EFFECTIVELY PROTECT THE INDEX FROM DECLINES IN THE UNDERLYING INDEX — The Index takes the strategy of investing fully or partially in the Underlying Index based on the view that the Underlying Index exhibits momentum. The proportion of the Index invested in the Underlying Index, which we refer to as the “Index Weight”, is determined by how well the Underlying Index has performed over the previous year, with greater weight being given to the Underlying Index’s performance over recent months. We cannot guarantee that this strategy will be successful or that the assumptions on which the strategy is predicated are accurate. When the Underlying Index’s performance has been negative for significant periods during the previous year, the Index Weight will be less than 100%, in which case the Index performance will not fully reflect any subsequent appreciation of the Underlying Index. For example, the Underlying Index may experience a downward trend, leading to a reduction in the Index Weight, followed by a recovery, in which case the Index will not fully participate in the gains realized by the Underlying Index during the recovery. Likewise, if the Underlying Index has appreciated over recent periods then undergoes a sudden, significant decline, the Index Weight will be 100% or close to 100% and the Index will participate largely or fully in such decline. In such case, the momentum strategy will not effectively protect holders of the notes from the decline in the Underlying Index. Unless the Index Weight is 0%, the Index will participate at least partially in any decline in the Underlying Index.

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ADJUSTMENTS TO THE WEIGHTS OF THE CONSTITUENTS OF THE UNDERLYING INDEX MAY LIMIT THE INDEX RETURN AND CONSEQUENTLY THE RETURN ON THE NOTES — During the term of the notes, the methodology of the Index may require adjustments to the weights of the futures contracts included in the Underlying Index. In particular, the weight of a futures contract may be increased when its price is historically low or decreased when its price is historically high. These adjustments may limit potential increases to the value of the Index during certain periods and could adversely affect the Index Return. See “The Deutsche Bank Liquid Commodity Index — Mean Reversion Excess Return — Determining the Instrument Amount on a Rebalancing Day” below.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates, will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank Securities Inc. (“DBSI”) intends to offer to purchase the notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes.

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POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE WE, THE CALCULATION AGENT FOR THE NOTES, THE SPONSOR OF THE INDEX AND UNDERLYING INDEX AND THE CALCULATION AGENT FOR THE INDEX AND UNDERLYING INDEX ARE THE SAME LEGAL ENTITY — Deutsche Bank AG, London Branch is the Issuer of the notes, the calculation agent for the notes, the sponsor of the Index and the Underlying Index (the “Index Sponsor”) and the calculation agent for the Index and the Underlying Index. We as calculation agent for the notes, will determine whether there has been a Market Disruption Event with respect to the Index or an Exchange Traded Instrument (as defined below). In the event of any such Market Disruption Event, we may use an alternate method to calculate the Index closing level, including the Index Starting Level and the Index Ending Level. As the Index Sponsor, we carry out calculations necessary to promulgate the Index and Underlying Index and maintain some discretion as to how such calculations are made. In particular, the Index Sponsor has discretion in selecting among methods of how to calculate the Index or the Underlying Index in the event the regular means of determining the Index or Underlying Index is unavailable at the time such determination is scheduled to take place, and the Index Sponsor has even more discretion in the case of a Force Majeure Event relating to the Index or Underlying Index. The Index Sponsor also has discretion in selecting the futures contracts whose prices are reflected in the Underlying Index. While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the notes, the Underlying Index and the Index, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes, the Underlying Index or the Index. Because determinations made by Deutsche Bank AG, London Branch as the calculation agent for the notes, Index Sponsor of the Index and Underlying Index and the calculation agent for the Index and Underlying Index may affect the payment at maturity, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as a holder of the notes.

Furthermore, Deutsche Bank AG, London Branch or one or more of its affiliates may have published, and may in the future publish, research reports on the Underlying Index Constituents (as defined below), various contracts or products related to the Underlying Index Constituents or related indices. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the value of the Index or Underlying Index and, therefore, the value of the notes or the potential payout on the notes.

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LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect commodity prices. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to commodities is not possible to predict, but any such action could cause unexpected volatility and instability in commodity markets with a substantial and adverse effect on the performance of the Index and, consequently, the value of the notes.

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THE TRADING VALUE OF THE NOTES WILL BE AFFECTED BY A NUMBER OF UNPREDICTABLE FACTORS — The trading value of the notes will be affected by the supply of and demand for the notes and other factors, many of which are independent of our financial condition and results of operations, including:

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the value of the Index and the Underlying Index, which will in turn be affected by interest rates; domestic and foreign economic and political conditions generally; monetary policies of the Federal Reserve Board; inflation and expectations concerning inflation; and the commodity markets (in particular, the market for futures contracts on crude oil, heating oil, aluminum, gold, corn and wheat), which may fluctuate rapidly based on numerous factors including changes in supply and demand relationships, weather, agricultural, trade, fiscal, monetary and exchange control programs, and geopolitical and economic events, including wars, acts of terrorism and natural disasters;

•	the interest rates then prevailing in the market;

•	the time to maturity of the notes;

•	the volatility of each Underlying Index Constituent;

•	the combined volatility of the Underlying Index Constituents as reflected in the volatility and expected volatility of the Index and the Underlying Index; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE CORRELATION AMONG THE UNDERLYING INDEX CONSTITUENTS COULD CHANGE UNPREDICTABLY — Correlation is the extent to which the values of the Underlying Index Constituents increase or decrease to the same degree at the same time. If the correlation among the Underlying Index Constituents changes, the value of the notes may be adversely affected.

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THE RETURN ON YOUR INVESTMENT COULD BE SIGNIFICANTLY LESS THAN THE PERFORMANCE OF THE UNDERLYING INDEX OR CERTAIN COMPONENTS OF THE UNDERLYING INDEX — The return on your investment in the notes could be significantly less than the return on an alternative investment with similar risk characteristics, even if some of the futures contracts reflected in the Underlying Index, or the commodities underlying such futures contracts, have generated significant returns. The levels of such futures contracts and such commodities may move in different directions at different times compared to each other, and underperformance by one or more of the futures contracts included in the Underlying Index may reduce the performance of the Underlying Index, and therefore the performance of the Index, as a whole. Additionally, when the Index is not fully invested in the Underlying Index, the Index performance will not fully reflect the performance of the Underlying Index. The degree to which the Index performance reflects the Underlying Index is based on how the Underlying Index has performed over the past year, which may not accurately predict how the Underlying Index will perform in the future.

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THE MARKETS FOR THE UNDERLYING COMMODITIES SUFFER FROM SYSTEMIC RISKS — Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive. Corn and wheat prices are often heavily affected by weather, crop yields, natural disasters, pestilence and technological developments, as well as government policies regarding agriculture, energy, trade, fiscal and monetary issues, particularly with regard to subsidies and tariffs. In addition, there are many risks specific to the individual underlying commodities. These factors may affect the values of the related contracts reflected in the Index and the value of your notes in varying ways, and different factors may cause the values of the Underlying Index Constituents and the volatility of their prices to move in inconsistent directions at inconsistent rates.

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Corn: Corn is primarily used as a livestock feed but is also processed into food and industrial products, including starches, sweeteners, corn oil, beverage and industrial alcohol, and fuel ethanol. Demand for corn is influenced by a variety of factors including the level of global livestock production, the level of human consumption of corn and corn-derived products and, in the case of demand for production into ethanol, demand for corn as the basis for ethanol. The supply of corn is dominated by the United States, China, Central and South America and the European Union.

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Wheat: Global supply of, and demand for, wheat are generally driven by global grain production, population growth and economic activity. Alternative uses for grains such as energy sources or in manufacturing also drive the prices for grains.

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Aluminum: Changes in the levels of global industrial activity and adjustments to inventory in response to changes in economic activity and/or pricing levels can cause a great deal of volatility in the demand for the aluminum. The automobile, packaging and construction sectors are particularly important to the demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

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Crude Oil: Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. West Texas Intermediate light sweet crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. We can give no assurance that the settlement price will not be more volatile than world crude oil prices generally.

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Heating Oil: Demand for heating oil depends heavily on the level of global industrial activity and the seasonal temperatures in countries throughout the world. Heating oil is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of heating oil.

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Gold: Gold prices are affected by numerous factors, including the relative strength of the U.S. dollar (in which gold prices are generally quoted) to other currencies, industrial and jewelry demand, expectations with regard to the rate of inflation, interest rates and transactions by central banks and other governmental or multinational agencies that hold gold. The market for gold bullion is global, and gold prices are affected by macroeconomic factors such as the structure of and confidence in the global monetary system and gold borrowing and lending rates.

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THE ABSENCE OF BACKWARDATION OR PRESENCE OF CONTANGO IN THE MARKETS FOR FUTURES CONTRACTS INCLUDED IN THE UNDERLYING INDEX WILL ADVERSELY AFFECT THE LEVEL OF THE INDEX — As the futures contracts that underlie the Underlying Index near expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August 2007 may specify an October 2008 expiration. As that contract nears expiration, it may be replaced by selling the October 2008 contract and purchasing the contract expiring in December 2008. This process is referred to as “rolling.” Historically, the prices of crude oil and heating oil have frequently been higher for contracts with shorter-term expirations than for contracts with longer-term expirations, which is referred to as “backwardation.” In these circumstances, absent other factors, the sale of the October 2008 contract would take place at a price that is higher than the price at which the December 2008 contract is purchased, thereby creating a gain in connection with rolling. While crude oil and heating oil have historically exhibited consistent periods of backwardation, backwardation will likely not exist in these markets at all times. The absence of backwardation in crude oil and heating oil will adversely affect the levels of the Underlying Index and the Index and, accordingly, decrease the value of your notes.

Conversely, aluminum, gold, corn and wheat historically exhibit “contango” markets rather than backwardation. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months due to the costs of long- term storage of a physical commodity prior to delivery or other factors. The presence of contango in aluminum, gold, corn and wheat will adversely affect the levels of the Underlying Index and the Index and, accordingly, decrease the value of your notes.

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THE LONDON METAL EXCHANGE DOES NOT HAVE DAILY PRICE LIMITS — The official cash offer prices of aluminum are determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the London Metal Exchange, which we refer to as the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the Final Valuation Date, the per unit U.S. dollar cash offer prices used to determine the official cash offer price of aluminum and consequently the payment to you at maturity, could be adversely affected.

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THE PRICES OF THE COMMODITIES REFLECTED IN THE UNDERLYING INDEX ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The Underlying Index Constituents may be produced in emerging market countries which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions and in some cases, instability and reaction against market reforms has occurred. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market country. Political or economic instability are likely to adversely impact the levels of the Underlying Index and the Index and, consequently, the return on your investment.

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IF THE LIQUIDITY OF THE UNDERLYING INDEX CONSTITUENTS IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED AND RESULT IN POTENTIAL CONFLICTS OF INTEREST — Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the levels of the Underlying Index and the Index and, therefore, on the return on your notes. Limited liquidity relating to the Underlying Index Constituents may also result in the Index Sponsor being unable to determine the level of the Underlying Index or the Index using its normal means. The resulting discretion by the Index Sponsor in determining the Underlying Index level or the Index level could, in turn, result in potential conflicts of interest.

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IF THE LIQUIDITY OF THE UNDERLYING INDEX CONSTITUENTS IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED AND RESULT IN POTENTIAL CONFLICTS OF INTEREST — Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Index and, therefore, on the return on your notes. Limited liquidity relating to the Underlying Index Constituents may also result in the Index Sponsor being unable to determine the level of the Index using its normal means. The resulting discretion by the Index Sponsor in determining the Index Ending Level could, in turn, result in potential conflicts of interest. In particular, we, as calculation agent for the notes, will determine whether there has been a Market Disruption Event with respect to the Index, Exchange Traded Instrument or Underlying Index Constituent (each as defined below). In the event of any such Market Disruption Event, we may use an alternate method to calculate the Index closing level, including the Index Starting Level and the Index Ending Level.

•

TRADING BY US OR OUR AFFILIATES IN THE COMMODITIES MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our commodity exposure from the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and consequently have a negative impact on the performance of the Index. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.

The notes may be suitable for you if:

•	You seek an investment with a return linked to the performance of a commodity-linked index reflecting the investment strategy described below;

•	You seek an investment that offers upside participation on a one-for-one basis and full principal protection if the notes are held to maturity and;

•	You are willing and able to hold the notes to maturity; and

•	You do not seek current income from this investment.

The notes may not be suitable for you if:

•	You do not seek an investment with exposure to commodities and to the commodity and other risks described in this document;

•	You are unwilling or unable to hold the notes to maturity;

•	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings;

•	You seek current income from your investments; or

•	You seek an investment for which there will be an active secondary market.

THE DEUTSCHE BANK LIQUID COMMODITY INDEX —

MEAN REVERSION PLUS™ EXCESS RETURN

The Index combines the Underlying Index’s approach to investing in commodities with a momentum strategy that seeks to protect returns from downturns in the commodities market. On each monthly rebalancing date, the proportion of the Index invested in the Underlying Index is based on the Underlying Index’s performance over the previous twelve months, as described below. There can be no assurance that the Index’s momentum strategy will be successful.

Deutsche Bank AG, London Branch, the Index Sponsor, launched the Index in July 2007. The Index Sponsor will publish the Index closing level for each trading day on Bloomberg ticker DBLCMPUE <Index> or any successor thereto and on Deutsche Bank’s website at http://index.db.com or any successor thereto. The Index Sponsor will also publish on these websites any adjustments made to the Index. The reference to Deutsche Bank’s website is made for purposes of conveying the foregoing information only, and no other information found at this website is incorporated by reference into this pricing supplement.

Index Holding and Rebalancing

The Index Holding (the “Index Holding”) is a factor which is used to adjust the Index for movements in the Underlying Index. A new Index Holding is calculated monthly on each Weight Calculation Date and takes effect on the Weight Rebalance Date immediately following such Weight Calculation Date.

The Index Holding in respect of an Index Business Day will be calculated as follows:

(a)	if the relevant Index Business Day is not a Weight Rebalance Date, the Index Holding in respect of the relevant Index Business Day will be the Index Holding on the Index Business Day immediately preceding the relevant Index Business Day; or

(b)	if the relevant Index Business Day is a Weight Rebalance Date, the Index Holding in respect of the relevant Index Business Day will be the quotient of (i) the product of (x) the Index Weight for the Weight Calculation Date immediately preceding the relevant Index Business Day, and (y) the ER Closing Level on the Weight Calculation Date immediately preceding the relevant Index Business Day (as numerator) and (ii) the Underlying ER Closing Level (as defined below) on the Weight Calculation Date immediately preceding the relevant Index Business Day (as denominator).

The “ER Closing Level” is the closing level of the Deutsche Bank Liquid Commodity Index — Mean Reversion Plus™ on an “excess return” basis on each Index Business Day, calculated by the Index Sponsor for such Index Business Day (and rounded to six decimal places, with 0.0000005 being rounded upwards) as the sum of (a) the ER Closing Level on the Index Business Day immediately preceding the relevant Index Business Day and (b) the product of (i) the Index Holding for the relevant Index Business Day and (ii)(x) the Underlying ER Closing Level on the relevant Index Business Date less (y) the Underlying ER Closing Level on the Index Business Day immediately preceding the relevant Index Business Day.

“Index Business Day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London, United Kingdom.

“Index Weight” means, in respect of a Weight Calculation Date, the quotient of (a) the number of the Performance Indicators greater than zero calculated in respect of such Weight Calculation Date (as numerator) and (b) 12 (as denominator). As of June 20, 2008 the Index Weight is 100%.

“Indicator Evaluation Dates” mean, in respect of a Weight Calculation Date, the 6th Index Business Day of each of the twelve calendar months preceding the month of such Weight Calculation Date.

“Performance Indicator” means, in respect of a Weight Calculation Date, each value calculated as (a) the quotient of (i) the Underlying ER Closing Level on such Weight Calculation Date (as numerator) and (ii) the Underlying ER Closing Level for each Indicator Evaluation Date for such Weight Calculation Date minus (b) one.

“Weight Calculation Date” means the 6th Index Business Day of each calendar month.

“Weight Rebalance Date” means the 8th Index Business Day of each calendar month.

Change in the Methodology of the Index

The Index Sponsor will, subject to this paragraph, employ the methodology described above and its application of such methodology shall be conclusive and binding. While the Index Sponsor currently employs the above described methodology to calculate the Index, no assurance can be given that fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting the Index) will not arise that would, in the view of the Index Sponsor, necessitate a modification of or change to such methodology and in such circumstances the Index Sponsor may make any such modification or change as it determines appropriate. The Index Sponsor may also make modifications to the terms of the Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision contained in this description of the Index. The Index Sponsor will publish notice of any such modification or change and the effective date thereof as described above.

THE DEUTSCHE BANK LIQUID COMMODITY INDEX — MEAN REVERSION™

EXCESS RETURN

The Underlying Index reflects the performance of a basket of futures contracts relating to six commodities (each such futures contract, an “Exchange Traded Instrument”) and measures the value of this basket by tracking the closing prices of certain exchange traded contracts for the future delivery of each of these commodities, adjusted to reflect the relative weight of each commodity in the Underlying Index. The commodities included in the Underlying Index are: West Texas Intermediate light sweet crude oil (“crude oil”), New York Harbour no. 2 heating oil (“heating oil”), high grade primary aluminum (“aluminum”), gold, corn and wheat (each, an “Underlying Index Constituent”). The relative weight of each Underlying Index Constituent reflected in the Underlying Index is variable and is adjusted from time to time.

Because the Underlying Index measures the value of the Underlying Index Constituents by tracking the prices of Exchange Traded Instruments, the Underlying Index methodology includes provisions that provide for the periodic replacement of Exchange Traded Instruments as they approach maturity. This replacement takes place over a period of time, referred to as the “Recomposition Period,” to lessen the impact of such replacement on the markets for the Underlying Index Constituents. Each Recomposition Period normally lasts for a number of Index Business Days (as defined below). The Recomposition Period occurs monthly for Exchange Traded Instruments relating to crude oil and heating oil, and annually for Exchange Traded Instruments relating to aluminum, gold, corn and wheat. This replacement process is described in more detail below under the heading “—Determining the Instrument Amount During a Recomposition Period.”

Deutsche Bank AG, London Branch, the Index Sponsor, established the Underlying Index in February 2003. The Index Sponsor will publish the Underlying Index closing level for each trading day on Bloomberg ticker DBLCMMCL <Index> or any successor thereto and on Deutsche Bank’s website at http://index.db.com or any successor thereto. The Index Sponsor will also publish on these websites any adjustments made to the Underlying Index. The reference to Deutsche Bank’s website is made for purposes of conveying the foregoing information only, and no other information found at this website is incorporated by reference into this pricing supplement.

Calculation of the Underlying Index Closing Level

The “Underlying ER Closing Level” will be the closing level of the Underlying Index on an “excess return” basis and will be calculated on each Index Business Day by (i) taking the sum of the Weighted Closing Prices of each Exchange Traded Instrument included in the Index on such Index Business Day, and (ii) rounding to six decimal places, with 0.0000005 being rounded upwards.

The “Weighted Closing Price” for an Exchange Traded Instrument on a particular trading day is the product of the weight assigned to such Exchange Traded Instrument on such day, referred to as the “Instrument Amount,” multiplied by the closing price for such day for such Exchange Traded Instrument on the relevant exchange.

On June 20, 2008, the Instrument Amounts for the Exchange Traded Instruments relating to the respective Underlying Index Constituents were as follows:

Index Constituent	Relevant Exchange	Instrument Amount
Crude Oil	NYMEX	20.61%
Heating Oil	NYMEX	11.56%
Aluminum	LME	45.72%

Index Constituent	Relevant Exchange	Instrument Amount
Gold	COMEX	10.86%
Corn	CBOT	8.65%
Wheat	CBOT	2.59%

For each Exchange Traded Instrument, we refer to the exchange specified above or its successor as the “relevant exchange.” The methodology used to obtain the closing price for an Exchange Traded Instrument varies depending on the Underlying Index Constituent underlying such Exchange Traded Instrument and is determined as follows:

Crude Oil Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to crude oil will be its price at the regular close of the principal trading session on such day on the New York Mercantile Exchange or its successor (“NYMEX”), expressed in U.S. Dollars per barrel of crude oil, as published by NYMEX for that Index Business Day or, if in the determination of the Index Sponsor, a price is not available on such Index Business Day, the price as published by NYMEX for the immediately preceding Index Business Day for which a price is available.

Heating Oil Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to heating oil will be its price at the regular close of the principal trading session on such day on NYMEX, expressed in U.S. Dollars per U.S. gallon of heating oil, as published by NYMEX for that Index Business Day or, if in the determination of the Index Sponsor, a price is not available on such Index Business Day, the price as published by NYMEX for the immediately preceding Index Business Day for which a price is available.

Aluminum Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to aluminum will be its price at the regular close of the principal trading session on such day on LME, re-expressed in U.S. Dollars per metric tonne of aluminum, as published by LME for that Index Business Day or, if in the determination of the Index Sponsor, a price is not available on such Index Business Day, the price as published by LME for the immediately preceding Index Business Day for which a price is available.

Gold Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to gold will be its price at the regular close of the principal trading session on such day on the Commodity Exchange Inc., New York or its successor (“COMEX”), expressed in U.S. Dollars per troy ounce of gold, as published by COMEX for that Index Business Day or, if in the determination of the Index Sponsor, a price is not available on such Index Business Day, the price as published by COMEX for the immediately preceding Index Business Day for which a price is available.

Corn Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to corn will be its price at the regular close of the principal trading session on such day on the Board of Trade of the City of Chicago Inc., or its successor (“CBOT”), expressed in U.S. Dollars per bushel of corn, as published by CME for that Index Business Day or, if in the determination of the Index Sponsor, a price is not available on such Index Business Day, the price as published by CBOT for the immediately preceding Index Business Day for which a price is available.

Wheat Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to wheat will be its price at the regular close of the principal trading session on such day on CBOT, expressed in U.S. Dollars per U.S. bushel of wheat of the grades deliverable in respect of the relevant Exchange Traded Instrument in accordance with the rules of CBOT, as published by CBOT for that Index Business Day or, if in the determination of the Index Sponsor, a price is not available on such Index Business Day, the price as published by CBOT for the immediately preceding Index Business Day for which a price is available.

Corrections To Closing Prices For Exchange Traded Instruments

The Index Sponsor will adjust the closing price for the relevant Exchange Traded Instrument to reflect any corrections to such closing price that have been published by the relevant exchange prior to 11:00 p.m. (London time) on the Index Business Day immediately following the Index Business Day to which the closing price relates, or, if the publication time of any such closing price is amended by the relevant exchange, such other time as the Index Sponsor may determine and publish as a replacement for 11:00 p.m. (London time).

Determining the Instrument Amount

The Instrument Amount reflects the weight of a particular Exchange Traded Instrument in the Index.

The Instrument Amount for any Index Business Day that is neither a Rebalancing Day nor a day falling within a Recomposition Period will be the Instrument Amount for the immediately preceding Index Business Day that does not fall within a Recomposition Period.

The Instrument Amount for a particular Exchange Traded Instrument will change during each Recomposition Period and on any Rebalancing Day. In addition, the Instrument Amount may change in the event of a Market Disruption Event. Each change to the Instrument Amount is described in more detail below.

Determining the Instrument Amount During a Recomposition Period

If an existing Underlying Index holding no longer meets the inclusion criteria, the monthly index roll unwinds the existing Instrument Amount and enters into a new contract. The Recomposition Period takes place between the 2nd and 6th business day of the month, subject to a Market Disruption Event. On each day during the Recomposition Period new notional holdings are calculated. The calculations for the Instrument Amount leaving the Underlying Index and the Instrument Amount entering the Underlying Index are different.

The “excess return” calculation value (in respect of an Underlying Index Constituent on any Index Business Day) during a Recomposition Period is the sum of (i) the product of (A) the existing Instrument Amount for such Underlying Index Constituent for such Index Business Day and (B) the closing price for such Underlying Index Constituent for such Index Business Day and (ii) the product of (A) the new Instrument Amount for such Underlying Index Constituent for such Index Business Day and (B) the closing price for such Underlying Index Constituent for such Index Business Day.

Determining the Instrument Amount on a Rebalancing Day

The methodology of the Underlying Index employs a process of dynamically increasing the Instrument Amount of an Exchange Traded Instrument when its price is historically low, and decreasing the amount when its price is historically high. Such increases or decreases for a particular Instrument Amount are effected on “Rebalancing Days” which occur when one-year average prices for an Exchange Traded Instrument diverge five percent or more when compared to the five-year average prices for that Exchange Traded Instrument.

If, on a Rebalancing Day, the short-term average prices for Exchange Traded Instruments relating to an Underlying Index Constituent exceed the long-term average prices for such instruments by approximately 5% or more, then the Underlying Index rebalancing methodology calls for a reduced weight being assigned to such Exchange Traded Instruments. Conversely, if the short-term average prices are below their long-term averages by approximately 5% or more, then the Underlying Index rebalancing methodology calls for increased weight being assigned to such Exchange Traded Instruments.

Market Disruption Events and Force Majeure Events

If the Index Sponsor is required on an Index Business Day to calculate the closing price for any Exchange Traded Instrument in a different manner than set forth above under “—Calculation of the Underlying Index Closing Level,” due to the occurrence or continuance of an event, other than a Force Majeure Event (as defined below), then such event will be a “Market Disruption Event” with respect to such Exchange Traded Instrument.

The Final Valuation Date and any other date on which the Index closing level is required to be determined pursuant to this pricing supplement, are “Index Valuation Dates.”

The following paragraphs supersede the corresponding paragraphs in the accompanying product supplement.

If a Market Disruption Event relating to one or more Exchange Traded Instruments is in effect on the Trade Date or any Index Valuation Date or if any Index Valuation Date or the Trade Date is not an Exchange Trading Day with regard to any Exchange Traded Instrument, the calculation agent for the notes will calculate the Underlying Index closing level and Index closing level for the Trade Date or Index Valuation Date, as applicable, using:

•	for each Exchange Traded Instrument, the Instrument Amount on the Index Valuation Date or the Trade Date, as applicable;

•

for each Exchange Traded Instrument for which such Index Valuation Date or the Trade Date, as applicable, was an Exchange Trading Day and which did not suffer a Market Disruption Event on such Index Valuation Date or the Trade Date, as applicable, the closing price for such Exchange Traded Instrument on such Index Valuation Date or the Trade Date, as applicable; and

•

for each Exchange Traded Instrument for which such Index Valuation Date or the Trade Date, as applicable, was not an Exchange Trading Day or which suffered a Market Disruption Event on such Index Valuation Date or the Trade Date, as applicable, the closing price for the Exchange Traded Instrument on the immediately succeeding Exchange Trading Day for such Exchange Traded Instrument on which no Market Disruption Event occurs or is continuing with respect to such Exchange Traded Instrument; provided, that if a Market Disruption Event has occurred or is continuing with respect to an Exchange Traded Instrument on the Trade Date and the immediately succeeding scheduled Exchange Trading Day or if neither the Trade Date nor the immediately succeeding scheduled Exchange Trading Day is an Exchange Trading Day, then the calculation agent for the notes will determine the closing price for the affected Exchange Traded Instrument on such immediately succeeding scheduled Exchange Trading Day in good faith and in a commercially reasonable manner. If a Market Disruption Event has occurred or is continuing with respect to any Exchange Traded Instrument on any Index Valuation Date and is continuing on the tenth scheduled Exchange Trading Day following the Final Valuation Date or if such tenth scheduled Exchange Trading Day is not an Exchange Trading Day, then the calculation agent will determine and use the closing price for the affected Exchange Traded Instrument on such tenth scheduled Exchange Trading Day in good faith and in a commercially reasonable manner.

If a Market Disruption Event exists on any Index Valuation Date or if an Index Valuation Date is not an Exchange Trading Day for any Exchange Traded Instrument and the date as of which the calculation agent for the notes determines the closing level of the Index falls less than three Index Business Days prior to the scheduled Maturity Date, as applicable, corresponding to such Index Valuation Date, the Maturity Date will be postponed to the third Index Business Day following the date as of which the calculation agent for the notes has determined the closing level of the Index for such Index Valuation Date. If the scheduled Maturity Date is not an Index Business Day, it will be postponed to the next succeeding Index Business Day, subject to postponement in the event that a Market Disruption Event exists on the applicable Index Valuation Date as described above.

The Index Sponsor will not calculate the Underlying Index closing level in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Index Sponsor and that the Index Sponsor determines, in its discretion, affects the Underlying Index or any Underlying Index Constituent (a “Force Majeure Event”). If a Force Majeure Event occurs on an Index Business Day, the Index Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the Underlying Index closing level; or (ii) defer publication of information relating to the Underlying Index until the next Index Business Day on which it determines that no Force Majeure Event exists.

For each Exchange Traded Instrument, an “Exchange Trading Day” is a day, as determined by the Calculation Agent, on which the relevant exchange for such Exchange Traded Instrument is open for trading during its regular trading session, notwithstanding any such relevant exchange closing prior to its scheduled closing time.

Change in the Methodology of the Underlying Index

The Index Sponsor may modify the methodology used to determine the Underlying Index as it deems appropriate if the Index Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Underlying Index Constituent or an Exchange Traded Instrument). The Index Sponsor may also make modifications to the terms of the Underlying Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the Underlying Index closing level. The Index Sponsor will publish notice of any such modification or change and the effective date thereof as described above.

HISTORICAL INFORMATION

The following graph shows the historical high, low and period end closing levels of the Index and the Underlying Index for each calendar quarter from August 1, 1997 through the second calendar quarter of 2008 (up to June 20, 2008). Because the Index was launched in July 2007 and the Underlying Index was launched in February 2003, data for the periods prior to the Index launch date, for the Index, and the Underlying Index launch date, for the Underlying Index, are hypothetical and have been calculated using the same methodologies used to calculate the Index and Underlying Index on an actual basis. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the Index was possible at any time prior to July 2007. The closing level of the Deutsche Bank Liquid Commodity Index – Mean Return Plus™ Excess Return on June 20, 2008 was 599.541. The closing level of the Deutsche Bank Liquid Commodity Index—Mean Reversion™ Excess Return on June 20, 2008 was 1095.306. The notes are not linked to the Underlying Index, except to the extent that the Index performance is based on the performance of the Underlying Index.

We obtained the various index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. Past results should not be taken as an indication of future performance. We cannot give any assurance as to the closing level of the Index on the Final Valuation Date, which may bear little relation to the historical levels shown below, or that you will not lose money on the notes.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will receive or allow as a concession to other dealers discounts and commissions of up to 2.00%, or $20 per $1,000 note principal amount. See “Underwriting” in the accompanying product supplement. After the Trade Date but prior to the Settlement Date, we may accept additional orders for the notes and increase the aggregate principal amount.

Settlement

We expect to deliver the notes against payment for the notes on the settlement date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in notes that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.